Exhibit 11
A.S.V., Inc. and Subsidiary
Computation of Earnings per Share
(In thousands, except share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006
Basic
Earnings
Net earnings	$3,273	$7,601	$5,332	$14,537

Shares
Weighted average number of common shares outstanding	26,667,845	26,996,267	26,691,970	27,042,771

Basic earnings per common share	$.12	$.28	$.20	$.54

Diluted
Earnings
Net earnings	$3,273	$7,601	$5,332	$14,537

Shares
Weighted average number of common shares outstanding	26,667,845	26,996,267	26,691,970	27,042,771

Assume the proceeds from the exercise of options together with the related income tax benefit and unrecognized compensation were used to repurchase shares issued upon exercise of options and warrants	407,794	529,760	439,455	657,852

Weighted average number of common and common equivalent shares outstanding	27,075,639	27,526,027	27,131,425	27,700,623

Diluted earnings per common share	$.12	$.28	$.20	$.52